Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro-Rural Holdings Limited

Announces

Webcast Alert: Investment Community Conference Call

NEW YORK, (MARKETWIRE) – July 22, 2013 – China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its upcoming Investment Community Conference Call Webcast.

Webcast Alert: Investment Community Conference Call (China Metro Rural)

Webcast Alert: China Metro Rural Webcast Update

Farmingdale, NY — China Metro-Rural Holdings Limited (“CNR”) announces the following Webcast:

What:	China Metro Rural Webcast Update

When:	July 24, 2013 @ 10:00 AM Eastern

Where:	http://www.investorcalendar.com/ClientPage.asp?ID=171367

How:	Live over the Internet — Simply log on to the web at the address above.

Contact:	Patricia Baronowski, 6317562486, pbaronowski@pristineadvisers.com

If you are unable to participate during the live webcast, the call will be available for replay at http://www.investorcalendar.com/ClientPage.asp?ID=171367 or http://www.investorcalendar.com/

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815                    E-mail: ir@chinametrorural.com

www.chinametrorural.com

www.nlc88.com